Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

January 16, 2008

VIA EDGAR TRANSMISSION

Linda Stirling, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	KINETICS MUTUAL FUNDS, INC. (the “Registrant”)
1933 Act Registration No: 333-78275
1940 Act Registration No: 811- 09303
PRE-14A Filing of January 7, 2008

Dear Ms. Stirling:

The following summarizes and responds to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) received via telephone on January 11, 2008 on the Registrant’s Preliminary Proxy Statement, Notice of Special Meeting of Shareholders and Form of Proxy (together, the “Proxy Materials”) with respect to Registrant’s Internet Emerging Growth Fund filed on January 7, 2008 pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Registrant’s response.

1.
Staff Comment: On page 5, in the section titled, “Discussion of Proposed Fundamental Investment Restriction,” please revise the Fund’s/Portfolio’s statement that it “may not purchase any security if as a result 25% or more of the Fund's/Portfolio’s total assets would be invested in the securities of issuers having their principal business activities in the same industry or group of industries, except for temporary defensive purposes, and except that this restriction does not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.”  The Staff feels that a concentrated investment for temporary defensive purposes is not appropriate.

Response:  The Registrant will remove the words “except for temporary defensive purposes, and” from the sentence referenced above.

2.	Staff Comment: In accordance with Item 22(a)(3)(i) of Schedule 14A, please state the name and address of the Registrant’s investment adviser.

Response:  The Registrant respectfully notes that the name and address of the Adviser is set forth in the second paragraph of page 2 of the Proxy Statement.

As requested by the Staff, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Materials.  The Registrant further acknowledges that Staff comments or changes to disclosure in response to Staff comments on the Proxy Materials may not foreclose the Commission from taking any action with respect to the Proxy Materials.  The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq. at (414) 765-6609.

Very truly yours,

/s/ Peter B. Doyle

Peter B. Doyle, President
Kinetics Mutual Funds, Inc.